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                           November 29, 2022

       Kristy Chipman
       Chief Financial Officer
       Ruths Hospitality Group, Inc.
       1030 W. Canton Avenue, Suite 100,
       Winter Park , FL 32789

                                                        Re: Ruths Hospitality
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 26, 2021
                                                            Filed February 24,
2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 25, 2022
                                                            Filed November 4,
2022
                                                            Form 8-K
                                                            Filed on May 27,
2022
                                                            File No. 000-51485

       Dear Kristy Chipman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on May 27, 2022

       Item 8.01. Other Events, page 2

   1. We note on May 24, 2022, you and the class representatives agreed to a Memorandum of
                                                        Understanding regarding
settlement of the class action litigations. Please tell us more about the settlement
discussions including when the settlement discussions began and when an offer to settle
the class action litigations was made.
 Kristy Chipman
FirstName  LastNameKristy  Chipman
Ruths Hospitality Group, Inc.
Comapany 29,
November   NameRuths
               2022    Hospitality Group, Inc.
November
Page 2     29, 2022 Page 2
FirstName LastName
Form 10-Q for Fiscal Quarter Ended September 25, 2022

Item 2. Management's Discussion and Analysis
Results of Operations
Thirty-Nine Weeks Ended September 25, 2022...
Restaurant Sales, page 17

2. Please revise to supplement your disclosure with analysis of underlying reasons for period over period increases to your restaurant sales. To the extent that pricing, check size, or traffic volume impacted your period over period results, please consider including such disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at
202-551-
8298 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services